UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number: 001-36826

ADVANCED ACCELERATOR APPLICATIONS S.A.

(Exact name of registrant as specified in its charter)

20 rue Diesel

01630 Saint Genis Pouilly, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED ACCELERATOR APPLICATIONS S.A.

By:	/s/ Heinz Mäusli
	Name:	Heinz Mäusli
	Title:	Chief Financial Officer

Date: November 28, 2016

ADVANCED ACCELERATOR APPLICATIONS S.A.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated November 28, 2016 titled “Advanced Accelerator Applications Reports 15.4% Sales Growth in the Third Quarter of 2016 and Feedback from the FDA for Lutathera®, an Investigational Treatment for Neuroendocrine Tumors”
99.2	IFRS Condensed Consolidated Interim Financial Statements for the Nine Months and Three Months ended September 30, 2016 and 2015

 Exhibit 99.1

PRESS RELEASE

 Advanced Accelerator Applications Reports 15.4% Sales Growth in the Third Quarter of 2016 and Feedback from the FDA for Lutathera®, an Investigational Treatment for Neuroendocrine Tumors

Conference Call Today at 4:30 p.m. ET

Highlights:

•	Sales for the third quarter of 2016 increased 15.4% compared to the third quarter of 2015

•	Closed $150 million follow-on public offering and subsequent underwriters option to purchase additional $22.5 million

•	The U.S. Food and Drug Administration (FDA) issued feedback via a Discipline Review Letter on the New Drug Application (NDA) for Lutathera® for the treatment of gastroenteropancreatic neuroendocrine tumors (GEP-NETs)

•	The European Medicines Agency (EMA) issued a positive opinion on the Marketing Authorization Application for SomaKit TOC®

•	Achieved marketing authorization in Switzerland for DOPAVIEW and AAACholine

•	Initiated two Phase II clinical studies evaluating 99MTc-rhAnnexin V-128 (Annexin) in cardiovascular and cardio-oncology indications

November 28, 2016, Saint-Genis-Pouilly, France - Advanced Accelerator Applications S.A. (NASDAQ:AAAP) (“AAA” or “the Company”), an international specialist in Molecular Nuclear Medicine (MNM), today announced its financial results for the third quarter of 2016 and that the U.S. Food and Drug Administration (FDA) issued feedback on its New Drug Application (NDA) for Lutathera® for the treatment of gastroenteropancreatic neuroendocrine tumors (GEP-NETs) in adults.

Third Quarter 2016 Financial Results

Total sales for the third quarter of 2016 were €26.72 million (USD(1) 30.03 million), a 15.4% year-on-year increase compared to €23.16 million (USD (1) 26.03 million) in the prior year period.

Operating loss for the third quarter of 2016 was €5.14 million (USD(1) 5.78 million), compared to a loss of €0.61 million (USD (1) 0.69 million) for the prior year period.

For the third quarter of 2016, the Company reported a net loss of €6.24 million (USD(1) 7.02 million), compared to €1.82 million (USD(1) 2.04 million) for the prior year period.

For the third quarter of 2016, adjusted EBITDA (see corresponding reconciliation exhibit below) was a loss of €1.73 million (USD(1) 1.95 million) compared to a profit of €2.13 million (USD (1) 2.4 million) for the prior year period.

In October, AAA closed a $150 million follow-on public offering of American Depositary Shares (“ADSs”) representing ordinary shares of the Company at a public offering price of $38.00 per ADS, before underwriting discounts and offering expenses. After the closing of the public offering, the underwriters exercised their option to purchase up to $22.5 million of additional ADSs at the public offering price, less the underwriting discount.

(1) Translated solely for convenience into USD at the noon buying rate of €1.00=1.1238 at September 30, 2016.

 1

Lutathera® Update

Last week, the FDA issued feedback to the NDA for Lutathera® for the treatment of gastroenteropancreatic neuroendocrine tumors (GEP-NETs) in adults. The FDA feedback identified issues with the format, traceability, uniformity, and completeness relating to the NETTER-1 and Erasmus clinical datasets, which are precluding FDA reviewers from performing the required independent analysis of these clinical studies.

AAA will work closely with the FDA and the company’s Contract Research Organizations to resolve these issues and revise the data format to permit FDA review. AAA has concluded at this time that approval of Lutathera® is unlikely to occur by the PDUFA date of December, 28, 2016. The FDA comments were provided via a Discipline Review Letter, which is a letter sent to an applicant to convey early thoughts on possible deficiencies of an application. The letter refers to reviews of the Clinical, Statistical, and Clinical Pharmacology sections of the submission. The FDA noted that their feedback does not reflect a final decision, is preliminary and subject to change.

Stefano Buono, Chief Executive Officer of AAA, commented, “Our belief in Lutathera’s potential to benefit patients remains steadfast. We are disappointed by the delay that we expect this development to cause in the FDA’s consideration of Lutathera’s NDA and are focused on addressing these issues as soon as possible. We are engaging additional resources to facilitate the delivery of datasets meeting the requirements outlined by the FDA.”

Buono continued, “To help address the needs of the U.S. NET patient community until this situation is resolved, we are planning to extend our Expanded Access Program (EAP). More than 30 patients across seven centers in the U.S. have received Lutathera® since the EAP’s initiation in July 2016, and several additional centers will become active before the end of the year. In addition, our medical team will be using this time to continue their work with NET centers and providers around the country to ensure that they have the infrastructure and processes necessary to properly manage the administration of a Peptide Receptor Radionuclide Therapy (PRRT).”

In September, AAA announced that the Accelerated Assessment timeline for the EMA’s review of the Marketing Authorization Application for Lutathera®, had been modified to a standard review period due to additional clarifications requested by the EMA, as well as their request to inspect one of AAA’s contract research organizations.

Additional Operational Updates

In October, AAA announced that the EMA issued a positive opinion on the Marketing Authorization Application for SomaKit TOC® 40 µg, a kit for radiopharmaceutical preparation of gallium Ga 68 edotreotide solution for injection, for PET imaging of somatostatin receptor overexpression in adult patients with confirmed or suspected well-differentiated gastroenteropancreatic neuroendocrine tumors (GEPNET) for localizing primary tumors and their metastases.

In November, AAA announced that marketing authorization in Switzerland for two Positron Emission Tomography (PET) products, DOPAVIEW and AAACholine.

In September, AAA announced initiation of two Phase II clinical studies evaluating 99MTc-rhAnnexin V-128 (Annexin), a single-photon emission computed tomography (SPECT) diagnostic candidate for the assessment of apoptosis and necrosis, forms of cell death in cardiovascular and cardio-oncology indications.

-------

 2

Conference Call Information

Advanced Accelerator Applications management will host a conference call today at 4:30 p.m. ET. Interested parties may participate by dialing 877-407-8133 (US) or +1-201-689-8040 (International), approximately five minutes before the call start time. A live webcast of the conference call will be available at: http://www.investorcalendar.com/IC/CEPage.asp?ID=175484. A replay of the call will be available through December 28, 2016, at 11:59 p.m. ET. Interested parties may access the replay by dialing 877-481-4010 (US) or +1-919-882-2331 (International) and entering ID number 10163. An archived webcast of the conference call will be available for 90 days on the Investor Relations page of the Advanced Accelerator Applications website: www.adacap.com.

About Lutathera®

Lutathera® (or lutetium Lu 177 dotatate) is a Lu-177-labeled somatostatin analogue peptide currently in development for the treatment of gastroenteropancreatic neuroendocrine tumors (GEP-NETs), including foregut, midgut, and hindgut neuroendocrine tumors in adults. Lutathera® belongs to an emerging form of treatments called Peptide Receptor Radionuclide Therapy (PRRT), which involves targeting neuroendocrine tumors with radiolabeled somatostatin analogue peptides. This novel compound has received orphan drug designation from the European Medicines Agency (EMA) and the US Food and Drug Administration (FDA). Currently, Lutathera® is administered on a compassionate use and named patient basis for the treatment of NETs and other tumors over-expressing somatostatin receptors in ten European countries and in the US under an Expanded Access Program (EAP) for midgut NETs. In the analysis of the Lutathera® Phase III NETTER-1 trial’s primary endpoint of Progression Free Survival (PFS), the number of patients having disease progression or death was 23 in the Lutathera® arm and 68 in the Octreotide LAR 60 mg arm. The NETTER-1 study met its primary endpoint by demonstrating that treatment with Lutathera® was associated with a statistically significant and clinically meaningful risk reduction of 79% of disease progression or death versus Octreotide LAR 60 mg (hazard ratio 0.21, 95% CI: 0.13-0.33; p<0.0001). New Drug Application and Marketing Authorization Application submissions to the FDA and EMA are currently under review.

About Advanced Accelerator Applications

Advanced Accelerator Applications (AAA) is an innovative radiopharmaceutical company that develops, produces and commercializes Molecular Nuclear Medicine (MNM) products. AAA’s lead therapeutic product candidate, Lutathera®, is a novel MNM compound that AAA is currently developing for the treatment of Neuro Endocrine Tumors, a significant unmet medical need. Founded in 2002, AAA has its headquarters in Saint-Genis-Pouilly, France. AAA currently has 22 production and R&D facilities able to manufacture both diagnostics and therapeutic MNM products, and has over 480 employees in 13 countries (France, Italy, UK, Germany, Switzerland, Spain, Poland, Portugal, The Netherlands, Belgium, Israel, U.S. and Canada). AAA reported sales of €88.6 million in 2015 (+26.8% vs. 2014). AAA is listed on the Nasdaq Global Select Market under the ticker “AAAP”. For more information, please visit: www.adacap.com.

 3

About Molecular Nuclear Medicine (“MNM”)

Molecular Nuclear Medicine is a medical specialty using trace amounts of active substances, called radiopharmaceuticals, to create images of organs and lesions and to treat various diseases, like cancer. The technique works by injecting targeted radiopharmaceuticals into the patient’s body that accumulate in the organs or lesions and reveal specific biochemical processes. MNM can be divided in two branches: Molecular Nuclear Diagnostics and Molecular Nuclear Therapy. Molecular nuclear diagnostics employs a variety of imaging devices and radiopharmaceuticals. PET (Positron Emission Tomography) and SPECT (Single Photon Emission Tomography) are highly sensitive imaging technologies that enable physicians to diagnose different types of cancer, cardiovascular diseases, neurological disorders and other diseases in their early stages. Molecular nuclear therapy uses radioactive sources (radionuclides) to treat a range of tumor types. Using short-range particles, this therapy can target tumors with little effect on normal tissues.

 4

Reconciliation of adjusted EBITDA to net loss for the year from continuing operations for the three and nine months ended September 30, 2016 and 2015

	Three months	Three months		Nine months
	September 30, 2016	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
	In USD thousands[1]	In € thousands		In € thousands

Net loss for the period from continuing operations	(7,016)	(6,243)	(1,818)	(10,651)	(10,281)

Adjustments
Finance income	(480)	(427)	(447)	(812)	(160)
(included changes in fair value of contingent consideration)
Finance cost	1,688	1,502	1,358	4,659	5,297
(included changes in fair value of contingent consideration)
Income taxes	28	25	293	(422)	982
Depreciation and amortization	3,834	3,411	2,748	9,838	8,208

Adjusted EBITDA	(1,946)	(1,732)	2,134	2,612	4,046
Sales	30,031	26,723	23,164	81,282	66,138
Adjusted EBITDA margin	-6.48%	-6.48%	9.21%	3.21%	6.12%

(1) Translated solely for convenience into dollars at the noon buying rate of EUR 1.00 =USD 1.1238 at September 30, 2016.

Cautionary Statement Regarding Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical facts, contained in this press release, including statements regarding the Company's strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements, including statements relating to PDUFA target action date, reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the timing of our submission of applications for regulatory approvals, EMA, FDA and other regulatory approvals for our product candidates, the occurrence of side effects or serious adverse events caused by or associated with our products and product candidates; our ability to procure adequate quantities of necessary supplies and raw materials for Lutathera and other chemical compounds acceptable for use in our manufacturing processes from our suppliers; our ability to organize timely and safe delivery of our products or product candidates by third parties; any problems with the manufacture, quality or performance of our products or product candidates; the rate and degree of market acceptance and the clinical utility of Lutathera and our other products or product candidates; our estimates regarding the market opportunity for Lutathera, our other product candidates and our existing products; our anticipation that we will generate higher sales as we diversify our products; our ability to implement our growth strategy including expansion in the U.S.; our ability to sustain and create additional sales, marketing and distribution capabilities; our intellectual property and licensing position; legislation or regulation in countries where we sell our products that affect product pricing, taxation, reimbursement, access or distribution channels; and general economic, political, demographic and business conditions in Europe, the U.S. and elsewhere. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

 5

Contacts:

AAA Investor Relations
Jordan Silverstein
Director of Investor Relations
jordan.silverstein@adacap.com
Tel: + 1-212-235-2394

AAA Corporate Communications
Rachel Levine

Director of Communications
rachel.levine@adacap.com

Tel: + 1-212-235-2395

Media inquiries:

Makovsky & Company

Lee Davies

ldavies@makovsky.com

Tel: +212-508-9651

Axess Public Relations (Italy)
Dario Francolino
dario.francolino@axesspr.com
Tel: +39 3488818029

 6

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

	Three months		Nine months
In € thousands	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015

Sales	26,723	23,164	81,282	66,138
Raw materials and consumables used	(6,072)	(4,827)	(17,268)	(13,918)
Personnel costs	(10,789)	(7,535)	(29,716)	(20,505)
Other operating expenses	(12,098)	(10,201)	(34,925)	(31,879)
Other operating income	504	1,533	3,239	4,210
Depreciation and amortization	(3,411)	(2,748)	(9,838)	(8,208)

Operating loss	(5,143)	(614)	(7,226)	(4,162)

Finance income	427	447	812	160
(including changes in fair value of contingent consideration)

Finance costs	(1,502)	(1,358)	(4,659)	(5,297)
(including changes in fair value of contingent consideration)

Net finance loss	(1,075)	(911)	(3,847)	(5,137)

Loss before income taxes	(6,218)	(1,525)	(11,073)	(9,299)

Income taxes	(25)	(293)	422	(982)

Loss for the period	(6,243)	(1,818)	(10,651)	(10,281)

Attributable to:
Owners of the company	(6,243)	(1,818)	(10,651)	(10,281)

Loss per share
Basic (€ per share)	(0.08)	(0.03)	(0.14)	(0.16)
Diluted (€ per share)	(0.08)	(0.03)	(0.14)	(0.16)

 7

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

	Three months		Nine months
In € thousands	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2016
Loss for the period	(6,243)	(1,818)	(10,651)	(10,281)

Other comprehensive income/(expenses):

Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	25	(1,714)	(374)	2,173

Items that will never be reclassified subsequently to profit or loss
Remeasurement of defined benefit liability	9	1	(34)	38

Other comprehensive income/(expense) net of tax(1)	34	(1,713)	(408)	2,211
Total comprehensive loss for the year	(6,209)	(3,531)	(11,059)	(8,070)

Total comprehensive loss attributable to:
Owner of the company	(6,209)	(3,531)	(11,059)	(8,070)

(1)	Negative tax effect of €5 thousand at Q3 2016 and nil tax effect at Q3 2015.

Positive tax effect of €17 thousand for the nine months ended September 30, 2016 and negative tax effect of €19 thousand for the nine months ended September 30, 2016.

 8

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AT SEPTEMBER 30, 2016

ASSETS (in € thousands)	September 30, 2016	December 31, 2015
Non-current assets	149,524	116,872
Goodwill	33,487	22,662
Other intangible assets	45,010	31,884
Property, plant and equipment	62,463	56,332
Financial assets	1,404	1,512
Other non-current assets	6,523	4,185
Deferred Tax assets	637	297
Current Assets	119,640	157,231
Inventories	6,886	4,105
Trade and other receivables	29,366	23,625
Other current assets	10,511	10,615
Cash and cash equivalents	72,877	118,886
TOTAL ASSETS	269,164	274,103

EQUITY AND LIABILITIES (in € thousands)	September 30, 2016	December 31, 2015
Equity attributable to owners of the Company	162,915	169,754
Share capital	7,856	7,856
Share premium	213,982	213,982
Reserves and retained earnings	(48,272)	(35,083)
Net loss for the period/year	(10,651)	(17,001)
Total equity	162,915	169,754
Non-current liabilities	67,417	68,341
Non-current provisions	10,719	9,968
Non-current financial liabilities	13,403	16,205
Deferred tax liabilities	4,816	2,804
Other non-current liabilities	38,479	39,364
Current liabilities	38,832	36,008
Current provisions	1,018	-
Current financial liabilities	3,909	5,560
Trade and other payables	15,422	14,710
Other current liabilities	18,483	15,738
Total liabilities	106,249	104,349
TOTAL EQUITY AND LIABILITIES	269,164	274,103

 9

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

	Nine months
In € thousands	September 30, 2016	September 30, 2015

Cash flows from operating activities

Net loss for the period	(10,651)	(10,281)

Adjustments:
Depreciation, amortization and impairment of non-current assets	9,838	8,208
Share based payment expense	4,220	1,145
Loss/(Gain) on disposal of property, plant and equipment	265	(3)
Financial result	3,847	5,137
Income tax expense	(422)	982
Negative goodwill	(127)	-
Subtotal	6,970	5,188

(Increase)/decrease in inventories	(2,140)	(994)
(Increase)/decrease in trade receivables	(4,836)	(7,236)
Increase/(decrease) in trade payables	1,900	247
Change in other receivables and payables	(5,326)	(937)
Increase/(decrease) in provisions	864	224
Change in working capital	(9,538)	(8,697)

Income tax paid	(1,754)	(1,138)
Net cash used in operating activities	(4,322)	(4,647)

Cash flows from investing activities

Acquisition of property, plant and equipment	(10,234)	(7,451)
Acquisition of intangible assets	(1,241)	(723)
Acquisition of financial assets	(62)	(70)
Reimbursement of financial assets	383	278
Interests received	389	230
Proceeds from disposal of property, plant and equipment	86	115
Proceeds from government grants	37	-
Acquisition of subsidiaries, net of cash acquired	(22,453)	-
Net cash used in investing activities	(33,095)	(7,621)

Net cash from financing activities
Payment of deferred and contingent liabilities to former owners of acquired subsidiaries	(2,878)	(200)
Issuance of share capital	-	23,297
Repayment of borrowings	(4,397)	(3,719)
Interest paid	(405)	(427)
Net cash (used)/generated in financing activities	(7,680)	18,951

Net (decrease)/increase in cash and cash equivalents	(45,097)	6,683

Cash and cash equivalents at the beginning of the period	118,886	45,096
Effect of exchange rate changes on cash and cash equivalents	(912)	506
Cash and cash equivalents at the end of the period	72,877	52,285

 10

 Exhibit 99.2

Advanced Accelerator Applications S.A.

Advanced Accelerator Applications S.A.

20 rue Rudolf Diesel

01630 Saint Genis Pouilly

____________________________

IFRS CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Nine months and three months ended

September 30, 2016 and 2015

Advanced Accelerator Applications S.A.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

Nine Months and Three Months ended September 30, 2016 and 2015

		Three months		Nine months
In € thousands	Notes	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015

Sales	4.1	26,723	23,164	81,282	66,138
Raw materials and consumables used		(6,072)	(4,827)	(17,268)	(13,918)
Personnel costs	4.2	(10,789)	(7,535)	(29,716)	(20,505)
Other operating expenses	4.4	(12,098)	(10,201)	(34,925)	(31,879)
Other operating income	4.5	504	1,533	3,239	4,210
Depreciation and amortization		(3,411)	(2,748)	(9,838)	(8,208)

Operating loss		(5,143)	(614)	(7,226)	(4,162)

Finance income (including changes in fair value of contingent consideration)	4.7	427	447	812	160
Finance costs (including changes in fair value of contingent consideration)	4.7	(1,502)	(1,358)	(4,659)	(5,297)

Net finance loss		(1,075)	(911)	(3,847)	(5,137)

Loss before income taxes		(6,218)	(1,525)	(11,073)	(9,299)

Income taxes	4.8	(25)	(293)	422	(982)

Loss for the period		(6,243)	(1,818)	(10,651)	(10,281)

Attributable to:
Owners of the Company		(6,243)	(1,818)	(10,651)	(10,281)

Loss per share

Basic (€ per share)	5.7	(0.08)	(0.03)	(0.14)	(0.16)
Diluted (€ per share)	5.7	(0.08)	(0.03)	(0.14)	(0.16)

Advanced Accelerator Applications S.A.

Condensed Consolidated statements of comprehensive income

Nine Months and Three Months ended September 30, 2016 and 2015

	Three months		Nine months
In € thousands	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Loss for the period	(6,243)	(1,818)	(10,651)	(10,281)

Other comprehensive income / (expense):

Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	25	(1,714)	(374)	2,173

Items that will never be reclassified subsequently to profit or loss
Remeasurement of defined benefit liability	9	1	(34)	38

Other comprehensive income / (expense) net of tax (1)	34	(1,713)	(408)	2,211
Total comprehensive loss for the period	(6,209)	(3,531)	(11,059)	(8,070)

Total comprehensive loss attributable to:
Owners of the Company	(6,209)	(3,531)	(11,059)	(8,070)

(1)	Negative tax effect of €5 thousand at Q3 2016 and nil tax effect at Q3 2015.

Positive tax effect of €17 thousand for the nine months ended September 30, 2016 and negative tax effect of €19 thousand for the nine months ended September 30, 2015.

Advanced Accelerator Applications S.A.

Condensed Consolidated statements of financial position

at September 30, 2016

ASSETS (In € thousands)	Notes	September 30, 2016	December 31, 2015
Non-current assets		149,524	116,872
Goodwill	5.2	33,487	22,662
Other intangible assets	5.2	45,010	31,884
Property, plant and equipment	5.3	62,463	56,332
Financial assets		1,404	1,512
Other non-current assets	5.4	6,523	4,185
Deferred tax assets		637	297
Current assets		119,640	157,231
Inventories		6,886	4,105
Trade and other receivables	5.5	29,366	23,625
Other current assets	5.6	10,511	10,615
Cash and cash equivalents		72,877	118,886
TOTAL ASSETS		269,164	274,103

EQUITY AND LIABILITIES (In € thousands)	Notes	September 30, 2016	December 31, 2015
Equity attributable to owners of the Company		162,915	169,754
Share capital		7,856	7,856
Share premium		213,982	213,982
Reserves and retained earnings		(48,272)	(35,083)
Net loss for the period / year		(10,651)	(17,001)
Total equity	5.7	162,915	169,754
Non-current liabilities		67,417	68,341
Non-current provisions	5.10	10,719	9,968
Non-current financial liabilities	5.11	13,403	16,205
Deferred tax liabilities	5.9	4,816	2,804
Other non-current liabilities	5.12	38,479	39,364
Current liabilities		38,832	36,008
Current provisions	5.10	1,018	-
Current financial liabilities	5.11	3,909	5,560
Trade and other payables		15,422	14,710
Other current liabilities	5.12	18,483	15,738
Total liabilities		106,249	104,349
TOTAL EQUITY AND LIABILITIES		269,164	274,103

Advanced Accelerator Applications S.A.

Condensed Consolidated statement of changes in equity

Nine Months ended September 30, 2016

In € thousands	Share capital	Share premium	Translation reserve	Net Income / (loss) for the period	Group reserves	Total
At January 1, 2016	7,856	213,982	4,859	(17,001)	(39,942)	169,754

Comprehensive income / (loss) for the period
Loss for the period	-	-	-	(10,651)	-	(10,651)
Other comprehensive income / (loss) for the period	-	-	(374)	-	(34)	(408)
Total comprehensive income	-	-	(374)	(10,651)	(34)	(11,059)

Transactions with owners of the Company
Appropriation of 2015 net loss	-	-	-	17,001	(17,001)	-
Equity-settled share-based payments	-	-	-	-	4,220	4,220
Total transactions with owners of the Company	-	-	-	17,001	(12,781)	4,220
At September 30, 2016	7,856	213,982	4,485	(10,651)	(52,757)	162,915

Advanced Accelerator Applications S.A.

Condensed Consolidated statement of changes in equity

Nine Months ended September 30, 2015

In € thousands	Share capital	Share premium	Translation reserve	Net Income / (loss) for the period	Group reserves	Total
At January 1, 2015	6,323	118,421	1,620	(9,499)	(31,678)	85,187

Comprehensive income for the period
Loss for the period	-	-	-	(10,281)	-	(10,281)
Other comprehensive income / (loss) for the period	-	-	2,173	-	38	2,211
Total comprehensive income	-	-	2,173	(10,281)	38	(8,070)

Transactions with owners of the Company
Issue of ordinary shares	454	22,843				23,297
Appropriation of 2014 net loss	-	-	-	9,499	(9,499)	-
Equity-settled share-based payments	-	-	-	-	1,145	1,145
Total transactions with owners of the Company	454	22,843	-	9,499	(8,354)	24,442
At September 30, 2015	6,777	141,264	3,793	(10,281)	(39,994)	101,559

Advanced Accelerator Applications S.A.

Condensed Consolidated statements of cash flows

Nine Months ended September 30, 2016 and 2015

		Nine months ended
	Notes	September 30,	September 30,
In € thousands		2016	2015
Cash flows from operating activities
Net loss for the period		(10,651)	(10,281)
Adjustments:
Depreciation, amortization and impairment of non-current assets		9,838	8,208
Share based payment expense		4,220	1,145
Loss / (Gain) on disposal of property, plant and equipment		265	(3)
Financial result		3,847	5,137
Income tax expense		(422)	982
Negative goodwill		(127)	-
Subtotal		6,970	5,188

Increase in inventories		(2,140)	(994)
Increase in trade receivables		(4,836)	(7,236)
Increase / (decrease) in trade payables		1,900	247
Change in other receivables and payables		(5,326)	(938)
Increase / (decrease) in provisions		864	224
Change in working capital		(9,538)	(8,697)

Income tax paid		(1,754)	(1,138)
Net cash used in operating activities		(4,322)	(4,647)
Cash flows from investing activities
Acquisition of property, plant and equipment	5.3	(10,234)	(7,451)
Acquisition of intangible assets		(1,241)	(723)
Acquisition of financial assets		(62)	(70)
Reimbursement of financial asset		383	278
Interests received		389	230
Proceeds from disposal of property, plant and equipment		86	115
Proceeds from government grants		37	-
Acquisition of subsidiaries, net of cash acquired	5.1.1	(22,453)	-
Net cash used in investing activities		(33,095)	(7,621)
Net cash from financing activities
Payment of deferred and contingent liabilities to former owners of acquired subsidiaries	5.11.	(2,878)	(200)
Issuance of share capital		-	23,297
Repayment of borrowings		(4,397)	(3,719)
Interests paid		(405)	(427)
Net cash (used) / generated in financing activities		(7,680)	18,951

Net (decrease) / increase in cash and cash equivalents		(45,097)	6,683

Cash and cash equivalents at the beginning of the period		118,886	45,096
Effect of exchange rate changes on cash and cash equivalents		(912)	506
Cash and cash equivalents at the end of the period		72,877	52,285

Advanced Accelerator Applications S.A.

Table of contents

1.	Description of the group’s business	9
2.	Major events	10
2.1.	Acquisitions	10
2.2.	Other significant events of the first nine months of 2016	10
2.3.	Events after the reporting date	11
3.	Significant accounting policies	12
3.1.	Statement of Compliance	12
3.2.	Basis of preparation	12
3.3.	IFRS standards	12
3.4.	Foreign currency translation	15
3.5.	Changes in scope and method of consolidation	15
4.	Notes to the condensed consolidated statement of income	15
4.1.	Operating segments and entity-wide disclosures	15
4.2.	Personnel costs	16
4.3.	Share-based payments	17
4.4.	Other operating expenses	19
4.5.	Other operating income	20
4.6.	Research and development expenditures	20
4.7.	Finance income and finance costs	20
4.8.	Income taxes	21
5.	Notes to the condensed consolidated statement of financial position	21
5.1.	Acquisition of business	21
5.2.	Goodwill and Other intangible assets	23
5.3.	Property, plants and equipment	24
5.4.	Other non-current assets	24
5.5.	Trade and other receivables	24
5.6.	Other current assets	25
5.7.	Equity	25
5.8.	Retirement benefit schemes	26
5.9.	Deferred taxes	26
5.10.	Current and non-current provisions	26
5.11.	Financial liabilities	27
5.12.	Other current and non-current liabilities	28
5.13.	Financial assets and liabilities	30
5.14.	Derivative instruments	32
6.	Consolidation scope	33
7.	Related party disclosures	33

Advanced Accelerator Applications S.A.

Advanced Accelerator Applications S.A. Notes to the Condensed Consolidated Interim Financial Statements Nine Months and Three Months ended September 30, 2016 and 2015

Advanced Accelerator Applications S.A. (“AAA” or the “Company”) is incorporated in France. Its registered office is at 20 rue Rudolf Diesel, 01630 Saint Genis Pouilly, France. The condensed consolidated financial statements include those of the Company and its subsidiaries (“the Group”). Each company is referred to as a “Group entity”). The condensed consolidated financial statements were authorized for issue by the Board of Directors on November 28, 2016.

1.	Description of the group’s business

AAA is a radiopharmaceutical Company founded in 2002 that develops, produces and commercializes molecular nuclear medicine (“MNM”) diagnostic and therapeutic products. MNM is a medical specialty that uses trace amounts of radioactive compounds to create functional images of organs and lesions and to treat diseases such as cancer. The Company has a portfolio of seven diagnostic positron emission tomography (“PET”) and single-photon emission computed tomography (“SPECT”) products. PET and SPECT are imaging techniques in molecular nuclear diagnostics (“MND”) with applications in clinical oncology, cardiology, neurology and inflammatory/infectious diseases. AAA’s leading diagnostic product is Gluscan®, our branded 18-fluorodeoxyglucose (“FDG”) PET imaging agent. Gluscan® assists in the diagnosis of serious medical conditions, primarily in oncology, by assessing glucose metabolism.  In June 2016, AAA received approval from the U.S. Food and Drug Administration (“FDA”) for NETSPOTTM (formerly known as Somakit-TATE) for the localization of somatostatin receptor positive neuroendocrine tumors (“NETs”) in adult and pediatric patients using PET. AAA’s primary development focus is on product candidates in the field of molecular nuclear therapy (“MNT”). AAA’s lead therapeutic candidate, Lutathera®, is a novel compound that is currently in development for the treatment of Neuro Endocrine Tumors (“NETs”), a significant unmet medical need. Lutathera® is a Lu-177 labeled somatostatin analogue peptide that has received orphan drug designation from the European Medicines Agency (“EMA”) and the US Food and Drug Administration (“FDA”)..  It is also currently administered on a compassionate use and named patient basis for the treatment of NETs in ten European countries and in the US. In April 2016, AAA completed its New Drug Application (“NDA”) and Marketing Authorization Application (“MAA”) submissions for Lutathera® to the FDA and European Medicines Agency (“EMA”).

AAA continues to build upon its foundation and expertise in MNM by developing additional diagnostic and therapeutic candidates. Key diagnostic pipeline candidates include SomaKit-TOC®, a PET diagnostic for NETs and Annexin V-128, a SPECT product candidate for the imaging of apoptotic and necrotic lesions with potential applications in a broad range of indications. Other product candidates being developed as theragnostic pairs (complementary diagnostics and treatments targeting the same receptor) include PSMA-SR6, a selective, second-generation PSMA-targeted ligand and NeoBOMB1 a unique, new generation antagonist bombesin analogue targeting GRPR-expressing malignancies.

In addition to its own portfolio of PET, SPECT and Therapy products and product candidates, AAA manufactures several diagnostic products and product candidates for third parties, including GE Healthcare and Eli Lilly in Europe. AAA also manufactures and distributes IASOflu (bone metastases) and IASOcholine (prostate cancer) under a license from IASON.

These products and product candidates are for the most part manufactured in one or several of AAA’s 21 production sites.

Advanced Accelerator Applications S.A.

2.	Major events

2.1.	Acquisitions

2.1.1.	Acquisitions for the period 2016

Acquisition of the PetNet business in Germany

AAA Germany signed an asset purchase agreement in May 2016 to acquire, out of an insolvency procedure, assets and rights to operate F18 production sites in Munich and in Erlangen (both in Germany). The contract in Munich requires AAA Germany to provide a regular supply of F18 products to the owner of the site, the Klinikum of the University of Munich (KUM), for which AAA will be paid a guaranteed revenue stream until July 2028. The transaction closed in June.

The main objectives of the transaction are to strengthen the Company’s presence in the German market and to potentially gain access to interesting R&D activities of the KUM in radiotherapy with prostate-specific membrane antigen (PSMA) and Lutetium.

Please refer to note 5.1.1 for details on the acquired business.

Acquisition of the IDB Group

AAA acquired 100% of the shares of the IDB Group, incorporated in The Netherlands, in January 2016. The IDB Group consists of six entities in The Netherlands and one in Belgium. Their business activities include the development, production and wholesale of medical products and more specifically radiopharmaceutical products and medical and industrial radioactive substances. This transaction contributes to AAA’s international expansion and strengthens AAA’s global supply chain in preparation for the commercial launch of Lutathera. Acquiring the IDB Group provides AAA with a reliable supply of Lu-177 for the production of Lutathera and a business for other future product candidates.

Please refer to note 5.1.1 for details on the acquired entity.

2.1.2.	Acquisitions for the period 2015

There were no acquisitions in 2015.

2.2.	Other significant events of the first nine months of 2016

Product development

In January 2016, AAA announced the signing of an exclusive license agreement with Johns Hopkins University to develop a PSMA receptor ligand in prostate cancer. This agreement enables AAA to broaden its pipeline with PSMA, which could be used to treat, image, monitor and stage prostate cancer, utilizing a clinical development strategy similar to Lutathera® and Somakit.

AAA entered, in January 2016, into a non-exclusive agreement with Zevacor for the preparation and delivery of SomaKit-TATE (now marketed as NETSPOTTM) in the US.

Additional Lutathera® NETTER-1 Phase III data were presented on January 22, 2016, at the 2016 Gastrointestinal Cancer Symposium (ASCO GI) in San Francisco, California and on March 11, 2016, at the 13th Annual European Neuroendocrine Tumor Society (ENETS) conference in Barcelona, Spain.

In March 2016, AAA opened an expanded access program (“EAP”) in the U.S. for Lutathera®. Through the program, Lutathera® is being made available for eligible patients suffering from inoperable, somatostatin receptor positive, midgut carcinoid tumors, and progressive under somatostatin analogue therapy.

At the end of April 2016 AAA completed the rolling Lutathera® NDA submission to the FDA and it had also submitted a Lutathera® MAA to the EMA. The FDA granted Priority Review in July 2016. The EMA had granted Accelerated Assessment in April 2016; however this was modified to a standard timeline in September 2016, due to additional requested clarifications and an inspection.

Advanced Accelerator Applications S.A.

On June 1, 2016, the FDA approved NETSPOTTM (formerly known as Somakit-TATE) for the localization of somatostatin receptor positive NETs in adult and pediatric patients using PET. NETSPOTTM received approval following a Priority Review from the FDA. NETSPOTTM is a kit for the preparation of gallium Ga 68 dotatate injection. NETSPOTTM is the first approved drug in the United States using gallium Ga 68 as a positron emitter. Gallium Ga 68 dotatate received Orphan Drug Designation from both the FDA and EMA in March 2014.

In June 2016, AAA announced the expansion of its pipeline of theragnostic products with the addition of NeoBOMB1, a novel GRPR antagonist. NeoBOMB1 is a unique new generation antagonist bombesin analogue, which binds selectively and with high affinity to the GRP receptors expressed by several types of tumors, including prostate, breast and gastro-intestinal stromal tumors. AAA is currently planning three clinical studies in different indications including gastrointestinal stromal tumors, prostate cancer and breast cancer.

In July 2016, AAA announced the completion of its first U.S. manufacturing and distribution facility in Millburn, NJ, which is undergoing validation for production of Lutathera®. In addition to future production of Lutathera®, this site also serves as a distribution center for NETSPOTTM and Oxygen-18 enriched water, an important precursor for the production of fluorodeoxyglucose used in PET.

In late July 2016, AAA announced a clinical trial agreement with the National Cancer Institute (NCI), part of the National Institutes of Health, whereby NCI will sponsor and conduct a study of Lutathera® in patients with inoperable pheochromocytoma and paraganglioma.

In September 2016, AAA announced the initiation of two Phase II clinical studies evaluating 99MTc-rhAnnexin V-128 (Annexin), a SPECT diagnostic candidate for the assessment of apoptosis and necrosis, forms of cell death in cardiovascular and cardio-oncology indications at the University of Ottawa Heart Institute and The Ottawa Hospital.

In September 2016, AAA announced that the Accelerated Assessment timeline for the EMA review of the MAA for Lutathera® has been modified to a standard review period due to additional clarifications requested by the EMA, as well as their request to inspect one of AAA’s contract research organizations.

Governance

On May 26, Mr. Francois Nader, M.D., MBA was elected by the shareholders to join the Company Board of Directors as an Independent Non-Executive Director. He replaces Mrs. Muriel de Szilbereky.

2.3.	Events after the reporting date

In October 2016, AAA closed a follow-on public offering of 4,539,473 American Depositary Shares (“ADSs”) including the exercise of the 15% Greenshoe. This represents 9,078,946 ordinary shares. At a price of $38.00 per ADS, the total gross proceeds before underwriting discounts and offering expenses were US$172.5 million.

In October 2016, AAA announced that the EMA issued a positive opinion on the Marketing Authorization Application for SomaKit TOC® 40 µg, a kit for radiopharmaceutical preparation of gallium (Ga 68) edotreotide solution for injection, for PET imaging of somatostatin receptor overexpression in adult patients with confirmed or suspected well-differentiated gastroenteropancreatic neuroendocrine tumors (GEPNET) for localizing primary tumors and their metastases.

In November 2016, AAA announced the marketing authorization in Switzerland for two PET products, DOPAVIEW and AAACholine.

Also in November 2016, AAA announced the receipt of feedback from the FDA on its NDA for Lutathera®. The FDA feedback identified technical issues as well as issues with the format, traceability, uniformity and completeness relating to the NETTER-1 and Erasmus clinical datasets, which are precluding FDA reviewers from performing the required independent analysis of these clinical studies. AAA will work closely with the

Advanced Accelerator Applications S.A.

FDA and the company’s Contract Research Organizations to resolve these issues and revise the data format to permit FDA review. AAA has concluded at this time that approval of Lutathera® is unlikely to occur by the PDUFA date of December, 28, 2016. The FDA comments were provided via a Discipline Review Letter, which is a standard method used to convey early thoughts on possible deficiencies of an application. The letter refers to reviews of the Clinical, Statistical, and Clinical Pharmacology sections of the submission. The FDA noted that their feedback does not reflect a final decision, is preliminary and subject to change.

3.	Significant accounting policies

3.1.	Statement of Compliance

The condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The condensed consolidated interim financial statements for the three and nine months ended September 30, 2016 and 2015 are presented and have been prepared in compliance with IAS 34, Interim Financial Reporting, regarding interim financial reporting information. This standard stipulates that condensed consolidated interim financial statements do not include all the information required under IFRS for the preparation of annual consolidated financial statements. These condensed consolidated interim financial statements must therefore be read in conjunction with the consolidated financial statements for the year ended December 31, 2015. The Group’s activity related to the three and nine months period ended September 30, 2016 and 2015 does not show any significant seasonal effect.

3.2.	Basis of preparation

The condensed consolidated interim financial statements for the three and nine months period ended September 30, 2016 and 2015 are presented in Euro, the functional currency of the Company, rounded to the nearest thousand unless otherwise stated.

The condensed consolidated statement of income is presented on the basis of a classification of income and expenses by nature.

The condensed consolidated statement of cash flows has been prepared according to the indirect method.

3.3.	IFRS standards

New currently effective requirements

The accounting policies are consistent with those of the annual financial statements for the year ended December 31, 2015, as described in the consolidated financial statements for the year ended December 31, 2015, with the exception of the adoption as of January 1, 2016 of the standards and interpretations described below:

a)	Annual Improvements to IFRSs 2012-2014 Cycle

b)	Amendments to IAS 16 and IAS 38, clarification of acceptable methods of depreciation and amortization

c)	Amendments to IFRS 11, accounting for acquisitions of interests in joint operations

d)	Amendment to IAS 1, disclosure initiative

The adoption of the above standards did not result in any significant impact in these condensed consolidated interim financial statements.

The nature and effects of the changes are explained below.

Advanced Accelerator Applications S.A.

a)	Annual Improvements to IFRSs 2012-2014 Cycle. It includes amendments to a number of IFRSs. The application of these amendments has had no material impact on the disclosures or on the amounts recognized in the condensed interim consolidated financial statements.

b)	Amendments to IAS 16 and IAS 38, clarification of acceptable methods of depreciation and amortization.

The amendments to IAS 16 Property Plan and Equipment explicitly states that revenue-based methods of depreciation cannot be used for property plan and equipment. This ban has no impact in these condensed consolidated interim financial statements

The amendments to IAS 38 Intangible Assets introduce a rebuttable presumption that the use of revenue-based amortization methods for intangible assets is inappropriate. These revenue-based methods were not applied by the Company and accordingly this restriction has no impact in these condensed consolidated interim financial statements.

c)	Amendments to IFRS 11, accounting for acquisitions of interests in joint operations. The amendments clarify that the acquirer of an interest in a joint operation in which the activity constitutes a business, as defined in IFRS 3, is required to apply all of the principles on business combinations accounting in IFRS 3 and other IFRSs with the exception of those principles that conflict with the guidance in IFRS 11.

d)	Amendment to IAS 1, disclosure initiative. The amendment aims at clarifying IAS 1 to address perceived impediments to preparers exercising their judgement in presenting their financial reports.

Forthcoming requirements

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

Amendment to IAS 7	Disclosure initiative (1)

Amendment to IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses (1)

IFRS 9	Financial Instruments (2)

IFRS 15	Revenue from contract with customers (2)

Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (3)

IFRS 16	Leases (4)

(1)	Effective for annual period beginning on or after 1 January 2017, with earlier application permitted

(2)	Effective for annual period beginning on or after 1 January 2018, with earlier application permitted for IFRS 9 and IFRS 15

(3)	Effective date of this amendment has been postponed indefinitely, with earlier application permitted

(4)	Effective for annual period beginning on or after 1 January 2019, with earlier adoption permitted if IFRS 15 Revenue from Contracts with Customers has also been applied

These standards are further detailed below:

IAS 7 Statement of Cash Flows requires an entity to present a statement of cash flows as an integral part of its primary financial statements. Cash flows are classified and presented into operating activities (either using the 'direct' or 'indirect' method), investing activities or financing activities, with the latter two categories generally presented on a gross basis.

As of 1 January 2017, the entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.

Advanced Accelerator Applications S.A.

The Amendment to IAS 12 will clarify whether an unrealized loss on a debt instrument measured at fair value gives rise to a deductible temporary difference when the holder expects to recover the carrying amount of the asset by holding it to maturity and collecting all the contractual cash flows.

IFRS 9, published in July 2014, replaces the existing guidance in IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It also carries forward the guidance and recognition and derecognition of financial instruments from IAS 39.

IFRS 9 is effective for annual reporting periods beginning on or after 1 January 2018, with early adoption permitted.

IFRS 15 provides a single, principles based five-step model to be applied to all contracts with customers.

The five steps in the model are:

•	Step 1: Identify the contract with the customer;

•	Step 2: Identify the performance obligations in the contract;

•	Step 3: Determine the transaction price;

•	Step 4: Allocate the transaction price to the performance obligations in the contracts;

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

Under IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied.

IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related Interpretations when it becomes effective.

Guidance is provided on topics such as the point at which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various related matters. New disclosures about revenue are also introduced.

IFRS 15 will become effective for annual periods beginning on or after January 1, 2018 with early adoption permitted.

Most of the Group’s revenue is derived from the sales of diagnostic products. For such products, the transfer of control occurs when the batch is delivered to the customer, which is also the date on which the sales revenue is recognized in the statement of income. The application of IFRS 15 is not expected to have any significant impact on the revenue recognition for these products.

IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions.

IFRS 16 eliminates the classification of leases as either operating lease or finance lease for a lessee. Instead, all leases are treated in a similar way to finance leases applying IAS 17. Leases are capitalized recognizing the present value of the lease payments and showing them either as lease assets (right-of-use assets) or together with property, plant and equipment. If lease payments are made over time, the Company also recognizes a financial liability representing its obligation to make future lease payments.

IFRS 16 changes the nature of expenses related to off-balance sheet leases. It replaces the typical straight line operating lease expense with a depreciation charge for lease assets (included within operating costs) and an interest expense on lease liabilities (included within finance costs).

Accounting exemptions apply to short-term lease and to leases of low-value assets.

The potential impact of the application of these standards is currently under review by the Group, especially IFRS 16 and IFRS 15.

Advanced Accelerator Applications S.A.

3.4.	Foreign currency translation

In preparing the financial statements of the Group, the financial statements of subsidiaries, which report in a currency other than the Euro, are translated to Euro as follows:

•	Assets and liabilities, including goodwill and fair value adjustments arising on a business combination, are translated into Euros at the foreign exchange rates at the reporting date.

•	Income statement items are translated into Euros at the exchange rate, which represents the average exchange rate for the period.

•	All resulting translation differences are recognized directly in other comprehensive income.

2016	USD	CAD	ILS	CHF	GBP	PLN
Closing Rate	0.8960	0.6807	0.2381	0.9195	1.1614	0.2315
Average Rate nine months ended September 30, 2016	0.8936	0.6816	0.2333	0.9148	1.2374	0.2297
2015	USD	CAD	ILS	CHF	GBP	PLN
Closing Rate	0.8926	0.6652	0.2273	0.9162	1.3541	0.2356
Average Rate nine months ended September 30, 2015	0.8929	0.7143	0.2309	0.9434	1.3699	0.2410

3.5.	Changes in scope and method of consolidation

On January 6, 2016 and May 18, 2016 AAA respectively acquired the IDB Group and the PetNet business in Germany as explained in notes 2.1.1. and 5.1.1. These businesses have been consolidated since their dates of acquisition.

There were no changes in the scope and method of consolidation in 2015.

4.	Notes to the condensed consolidated statement of income

4.1.	Operating segments and entity-wide disclosures

Operating segment

In compliance with IFRS 8 Operating Segments, the segment information is based on internal management reports used by the Board of Directors (the chief operating decision maker of the Group) to review the performance of the business. There is only one operating segment in the Group and its performance is shown in the condensed consolidated interim statement of income.

Entity-wide disclosures

Other required entity-wide disclosures in accordance with IFRS 8 are presented below.

Sales by product category

	Three months		Nine months
In € thousands	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
PET	15,776	14,677	48,499	43,913
Therapy	5,415	3,320	16,588	7,716
SPECT	2,314	2,403	6,941	6,398
Other products	3,218	2,764	9,254	8,111
Total	26,723	23,164	81,282	66,138

Advanced Accelerator Applications S.A.

Geographical information

The two tables that follow show the Group’s sales and non-current assets by country. In presenting the following information, sales disclosures are based on the location of customers and asset disclosures on the location of the sites of Group entities.

Sales by country

	Three months		Nine months
In € thousands	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
France	8,499	7,140	25,438	20,473
Italy	5,542	5,815	16,977	17,126
United Kingdom	3,134	4,283	11,487	11,312
Spain	2,874	2,312	8,888	7,065
Netherlands	1,913	-	5,864	-
Switzerland	1,350	1,287	4,260	3,672
Germany	1,494	523	3,039	1,415
Portugal	998	1,008	2,921	2,776
Israel	625	703	1,716	1,996
Poland	104	93	423	303
United States	158	-	158	-
Belgium	32	-	111	-
Total	26,723	23,164	81,282	66,138

Non-current assets by country

The table of non-current assets by geographical location excludes financial, other non-current and deferred tax assets.

In € thousands	September 30, 2016	December 31, 2015
United States	27,310	23,036
Netherlands	26,924	-
France	22,710	24,836
Spain	19,078	18,671
Italy	14,255	15,237
Israel	12,548	12,899
Germany	10,765	8,504
Canada	5,625	5,467
United Kingdom	877	1,295
Switzerland	755	785
Poland	111	146
Belgium	1	-
Portugal	-	2
Total	140,959	110,878

4.2.	Personnel costs

Personnel costs are analyzed as follows:

	Three months		Nine months
In € thousands	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Wages and salaries	6,490	5,348	18,946	14,734
Social charges	2,098	1,474	5,282	4,030
Share-based payments	1,675	310	4,220	1,145
Other personnel expenses	526	403	1,268	596
Total	10,789	7,535	29,716	20,505

Advanced Accelerator Applications S.A.

The table below shows AAA personnel by country as of September 30, 2016 and September 30, 2015.

	September 30, 2016	September 30, 2015
Italy	130	121
France	111	108
Spain	54	45
United States	43	20
United Kingdom	38	22
Germany	31	11
Portugal	16	16
Switzerland	16	12
Israel	15	16
Poland	15	14
Netherlands	11	-
Total	480	385

In the third quarter and nine months ended September 30, 2016 and 2015, the total remuneration of the Group’s senior executives was as follows:

	Three months		Nine months
In € thousands	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Short-term benefits	544	457	1,419	1,338
Share-based payments	201	38	486	125
Post-employment benefits	9	-	25	-
Total	754	495	1,930	1,463

4.3.	Share-based payments

4.3.1.	Restricted (free) share plans

Share-based payments include restricted (free) share plans for Group management. The fair value of the share grants was determined by reference to the subscription price of share capital increases carried out closest to the dates of these free share grants.

There are no vesting conditions, except for a service condition.

Grant date	09/2010	11/2011	01/2012	12/2012	08/2013	11/2014	05/2015	08/2016
Number of shares granted	370,000	370,000	15,000	562,500	477,500	155,000	160,000	192,000
Fair value at grant date (€)	2.5	4.0	4.0	4.0	5.0	5.0	6.1	15.40
Total fair value (€)	925,000	1,480,000	60,000	2,250,000	2,387,500	775,000	976,000	2,956,800
Vesting period (in years)*	2	2	2	2	2	2	2	2

*except for Italian employees for whom the vesting period has been extended to 4 or 5 years for tax purposes in accordance with the shareholders meeting decision of December 16, 2014 and the Board of Directors’ decision of February 26, 2015.

Advanced Accelerator Applications S.A.

4.3.2.	Options

3,947,625 stock options were granted to employees over ordinary shares in the Company in November 2015 and 2,064,050 stock options in August 2016.

Movements in stock options in the nine months ended September 30, 2016, were as follows:

	Number of options	Weighted average exercise price
At January 1, 2016	3,947,625	$8.00
Options granted in the period	2,064,050	$17.21
Options exercised in the period	-	-
Options lapsed in the period	-	-
Options forfeited in the period	186,750	$8.00
At September 30, 2016	5,824,925	$11.26

The options granted in November 2015 outstanding at September 30, 2016 had an exercise price of US$8.00 (€7.45 based on an exchange rate at the grant date) and a weighted average remaining contractual life of 9.11 years.

The options granted in August 2016 outstanding at September 30, 2016 had an exercise price of US$17.21 (€15.41 based on an exchange rate at the grant date) and a weighted average remaining contractual life of 9.92 years.

No options were exercisable at September 30, 2016.

4.3.3.	Warrants

4.3.3.1.	2015 Warrants plan

The 225,000 warrants granted in 2015 to six Board members for a consideration of €0.80 per warrant are exercisable immediately following the grant date and lapse after a period of 18 months.

Movements in equity-settled warrants over ordinary shares in the Company in the period were as follows:

	Number of warrants	Weighted average exercise price
At January 1, 2016	225,000	€6.10
Warrants granted in the period	-	-
Warrants lapsed in the year	-	-
Warrants exercised in the year	-	-
At September 30, 2016	225,000	€6.10

225,000 warrants are exercisable at reporting date.

As the consideration paid by the grantees for the 225,000 warrants granted in 2015 represented the fair value of the warrants at the grant date, no related expense has been recognized in the consolidated statement of income (loss) for the quarter ended September 30, 2016.

4.3.3.2.	2016 Warrants plan

AAA shareholders approved on May 26, 2016 a warrant plan for the seven non-executive board members and delegated authorization for its execution to the Board. The shareholders approved of the issuance of up to 149,800 warrants. The purchase of one warrant entitles to purchase one share. The shareholder resolution

Advanced Accelerator Applications S.A.

states that the Board has 18 months to use the delegation and the beneficiaries of the plan have 3 years to exercise their right to buy shares should they decide to so. The Board made use of the shareholder delegation on May 26 and decided to put in place the warrant plan. The warrant subscription price and the share exercise price were determined with the support of an external valuation specialist.

As of October 7, 2016, 112,500 warrants have been subscribed by five non-executive board members, 37,300 remain to be subscribed before November 26, 2017.

The fair value of the warrants was determined to be at € 2.09 by deducting the acquisition price of € 5.67 per warrant from the Black-Scholes fair value of € 7.76 per share. The external valuation specialist used the pricing model with the following significant assumptions:

Term of option (years)	3
Risk-free interest rate	0%
Volatility	59.7%

4.4.	Other operating expenses

Other operating expenses principally concern non-inventoried purchases, consumable equipment & supplies, travelling expenses, communication costs, consulting and other external services relating to R&D, and other professional services:

	Three months		Nine months
In € thousands	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Transport	2,704	2,527	8,208	7,563
Consulting and other professional services (1)	2,084	1,760	5,302	4,519
External R&D services (2)	1,349	2,233	5,147	7,994
Lease and other administrative expenses (3)	1,583	951	3,952	2,760
Repairs and maintenance	965	916	3,163	2,374
Travel expenses	880	422	2,459	1,382
Communications (4)	888	385	2,253	890
Royalties and Licensing fees	415	285	1,312	937
Energy	341	365	1,015	1,020
Taxes	267	203	741	818
Allowance for doubtful accounts	(8)	(40)	35	150
Other (5)	630	194	1,338	1,472
Total	12,098	10,201	34,925	31,879

(1) The increase for €783 thousand in the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015 is mainly explained by the registration fees for €510 thousand for Somakit and Lutathera.

(2) The decrease for €2,847 thousand in the nine months ended September 30, 2016 compared to nine months ended September 30, 2015 is mainly due to phasing of R&D services expenses.

(3) The increase for €1,192 thousand in the nine months ended September 30, 2016 compared to nine months ended September 30, 2015 is mainly explained by the increase in insurance costs, the costs related to the acquisition of the PetNet business in Germany and the completion of the Millburn facility in the US.

(4) The increase for €1,363 thousand in the nine months ended September 30, 2016 compared to nine months ended September 30, 2015 is mainly explained by the increase in Lutathera communication costs.

(5) The increase for €630 in the quarter ended September 2016 is mainly explained by the provision relating to a payment request made by a public agency (see note 5.10).

The IDB acquisition adds operating expenses of €1,359 thousand and of €512 thousand in the nine months and three months periods ended September 30, 2016, respectively.

Advanced Accelerator Applications S.A.

4.5.	Other operating income

	Three months		Nine months
In € thousands	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Government subsidies	564	1,437	2,578	3,676
Net gain / (loss) on disposal of non-current assets	(179)	10	(265)	3
Other operating income	119	86	926	531
Total	504	1,533	3,239	4,210

Government subsidies consist for the most part of the French research tax credit (CIR).

4.6.	Research and development expenditures

	Three months		Nine months
In € thousands	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Personnel costs (including share-based payments for R&D personnel)	770	407	2,847	1,720
Other operating costs (including depreciation and amortization)	1,818	2,714	6,642	8,990
Total	2,588	3,121	9,489	10,710

Total expenditures on R&D projects include external fees, personnel costs, depreciation and amortization on fixed and intangible assets, transport and consumables costs.

4.7.	Finance income and finance costs

	Three months		Nine months
In € thousands	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Net foreign exchange gain	-	200	-	19
Unrealized gain on derivatives at fair value	-	-	-	-
Change in fair value of contingent consideration (1)	264	192	458	-
Other	163	55	354	141
Total finance income	427	447	812	160

	Three months		Nine months
In € thousands	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Net foreign exchange loss (2)	(466)	-	(1,707)	-
Unrealized loss on derivatives at fair value	(28)	-	(67)	-
Change in fair value of contingent consideration (3)	(755)	(983)	(2,089)	(4,341)
Interest expenses	(253)	(244)	(430)	(584)
Other	-	(131)	(366)	(372)
Total finance costs	(1,502)	(1,358)	(4,659)	(5,297)

(1)	Includes €261 thousand gain for the quarter, relating to the change in estimate of royalties for the calculation of the contingent consideration due to GE Healthcare S.r.L.

(2)	The net foreign exchange loss is mainly due to the conversion of the US$ cash position into our reporting currency.

(3)	The change relates primarily to the estimated fair values of the contingent considerations payable to the former owners of BioSynthema (now Advanced Accelerator Applications USA, Inc.) and Atreus (now Advanced Accelerator Applications Canada Inc.). Refer to note 5.11 for further details.

Advanced Accelerator Applications S.A.

4.8.	Income taxes

Income tax expense represents the best estimate of the average annual effective tax rate expected for the full year, applied to the pre-tax income of the nine months period ended September 30, 2016.

For the nine months ended September 30, 2016 the consolidated income tax profit amounted to €0.42 million compared to an income tax expense of €0.98 million for the same period in 2015. The variation is mainly due the €2.2 million deferred tax income recognized on the tax loss for the period for Advanced Accelerator Applications USA Inc. The deferred tax income was recognized because it can be utilized against the existing available taxable temporary differences.

5.	Notes to the condensed consolidated statement of financial position

5.1.	Acquisition of business

5.1.1.	Acquisition of business in the nine months ended September 30, 2016

Acquisition of the PetNet business in Germany

AAA Germany signed in May 2016 an asset purchase agreement to acquire, out of an insolvency procedure, assets and rights to operate F18 production sites in Munich and in Erlangen (both in Germany). The contract in Munich requires AAA Germany to supply F18 products to the owner of the site, the Klinikum of the University of Munich (KUM). AAA will be paid a guaranteed revenue stream until July 2028 for this supply.

In June 2016, AAA Germany acquired from PetNet Solutions GmbH, a cooling system, which is installed in the Munich site.

The main objectives of these acquisitions are to improve the Company’s competitive position in the German market and to potentially gain access to interesting new product development efforts, which are fully in line with AAA’s own R&D efforts.

The total consideration for the purchase of all assets is €2.22 million. It is an asset deal, in accordance with IFRS 3. AAA also agreed, with the insolvency administrators, to pay the salaries of the persons employed at these two sites as of May 2016.

Recognized amounts of identifiable assets acquired and liabilities assumed at acquisition date (June 1st, 2016) (in thousands)	€
Customer relationships	2,126
Property, plant and equipment	579
Inventory	151
Other current assets	16
Deferred tax assets	636
Deferred tax liabilities	(698)
Non-current provisions	(364)
Other current liabilities	(99)
Total net assets acquired	2,347

Negative goodwill *	(127)
Total consideration	2,220

Satisfied by:
Cash	2,220
Total consideration transferred	2,220

Net cash outflow due to this acquisition:
Cash consideration	2,220
2,220

* Recognized in other income.

Advanced Accelerator Applications S.A.

The amounts of revenue and profit of the PetNet business since the acquisition date included in the consolidated statement of comprehensive income for the nine months period ended September 30, 2016 are €0.98 million and €0.24 million respectively.

As of September 30, 2016 the purchase price allocation is considered preliminary. The initial accounting for this acquisition may be revised within one year following the acquisition date should new information on facts and circumstances that already existed at the date of acquisition be obtained.

Acquisition of the IDB Group

AAA acquired 100% of the shares of the IDB Group, incorporated in The Netherlands, in January 2016. The IDB Group consists of six entities in The Netherlands and one in Belgium. Their business activities include the development, production and wholesale of medical products and more specifically radiopharmaceutical products and medical and industrial radioactive substances. This transaction contributes to AAA’s international expansion and strengthens AAA’s global supply chain in preparation for the commercial launch of Lutathera. Acquiring the IDB Group provides AAA with a reliable supply of Lu-177 for the production of Lutathera and a business for other future product candidates.

Recognized amounts of identifiable assets acquired and liabilities assumed at acquisition date (in thousands)	€
Intangible assets	14,292
Property, plant and equipment	3,406
Inventory	490
Trade and other receivables	905
Other current assets	340
Cash and cash equivalent	3,467
Deferred tax liabilities	(4,150)
Trade and other payable	(800)
Other current liabilities	(449)
Total net assets acquired	17,501

Goodwill	10,814
Total consideration	28,315

Satisfied by:
Cash	23,700
Contingent consideration arrangement	4,615
Total consideration transferred	28,315

Net cash outflow due to this acquisition:
Cash consideration	23,700
Less: cash and cash equivalents acquired	(3,467)
20,233

Intangible assets acquired consist of customer relationships valued at €6 million and trademarks and licenses valued at €8.3 million.

Under the contingent consideration arrangement, AAA is obligated to pay the sellers an additional earn-out. AAA has made a first payment of €1.7 million at the end of April 2016 and a second payment of €1.0 million in June 2016. A final payment of €1.75 million is due in January 2017.

AAA paid, also in April 2016 €0.3 million based on the net financial position at the acquisition date.

A Goodwill has been recognized in the acquisition of the IDB Group because the consideration paid included expectations regarding future revenue growth, ease of market development and increased control of distribution channels. These benefits are not recognized separately from Goodwill because they do not meet

Advanced Accelerator Applications S.A.

the recognition criteria for identifiable intangible assets. Goodwill resulting from this acquisition is not expected to be deductible for tax purposes.

The amounts of revenue and profit or loss of the acquiree since the acquisition date included in the consolidated statement of comprehensive income for the nine months period ended September 30, 2016 are €6.0 million and €0.8 million respectively. If the acquisition of IDB Group had been completed on the first day of the financial year 2016, the amounts of revenue and profit or loss would have been unchanged.

As of September 30, 2016 the purchase price allocation is considered preliminary. The initial accounting for this acquisition may be revised within one year following the acquisition date should new information on facts and circumstances that existed at the date of acquisition being obtained.

5.1.2.	Acquisition of business in the nine months ended September 30, 2015

None.

5.2.	Goodwill and Other intangible assets

5.2.1.	Change in the period

The carrying amount of the Goodwill and other intangible assets was €54.5 million at December 31, 2015 and increased to €78.7 million at September 30, 2016, the change is mainly attributable to the acquisition of the IDB Group for €25.1 million and to translation differences.

5.2.2.	Allocation of Goodwill and Other non-amortized intangible assets to Cash-Generating Units (CGUs)

The Group has allocated Goodwill and other intangible assets to its CGUs. The CGUs correspond to each of the countries in which the Group operates. The carrying amount of goodwill and other non-amortized intangible assets allocated is as follows:

	September 30, 2016
In € thousands	Goodwill	Acquired IPR&D	Accumulated impairment	Total
Gipharma	1,947	-	-	1,947
Italy	200	-	-	200
Canada	567	5,058	-	5,625
United States	4,052	11,630	-	15,682
Germany	1,027	-	-	1,027
Spain	6,261	-	-	6,261
Israel	8,581	-	-	8,581
Netherlands	10,814	-	-	10,814
Portugal	1,855	-	(1,855)	-
Other countries	38	-	-	38
Total	35,342	16,688	(1,855)	50,175

	December 31, 2015
In € thousands	Goodwill	Acquired IPR&D	Accumulated impairment	Total

Gipharma	1,947	-	-	1,947
Italy	200	-	-	200
Canada	551	4,916	-	5,467
USA	4,154	12,124	-	16,278
Germany	1,027	-	-	1,027
Spain	6,261	-	-	6,261
Israel	8,484	-	-	8,484
Portugal	1,855	-	(1,855)	-
Other countries	38	-	-	38
Total	24,517	17,040	(1,855)	39,702

Advanced Accelerator Applications S.A.

Goodwill increased from €22.7 million at December 31, 2015 to €33.5 million at September 30, 2016. The increase is due to the acquisition of the IDB Group for €10.8 million and to translation differences on the goodwill of the CGUs in Israel, Canada and in the USA.

5.2.3.	Impairment review of intangible assets

The carrying amounts of Goodwill and other intangible assets with indefinite useful lives are reviewed for impairment annually, at year end, and whenever events or circumstances indicate that assets may be impaired. An impairment charge is recognized when the recoverable value of an intangible becomes lower than its carrying amount.

No trigger event occurred during the period that would indicate the need for impairment.

Please refer to year-end financial statements for details on the latest annual impairment tests that were carried out, including sensitivity analysis and principal assumptions used.

5.3.	Property, plants and equipment

For the nine months period ended September 30, 2016, the Group acquired property, plants and equipment for approximately €5.1 million on the new site currently under construction in the USA and approximately €3.4 million on new equipment and replacements investments in its existing sites in Spain, France, Italy and Germany.

5.4.	Other non-current assets

The other non-current assets include the French R&D tax credit receivable and the French employment incentive tax credit receivable that the Tax Authorities will repay after one year or more. Following the increase in Group activities the Company is not eligible any more to the accelerated repayment of its tax credit receivables. For each given year, the R&D tax credit and French employment incentive tax credit receivable will be paid by the Tax Authorities with a three years delay.

5.5.	Trade and other receivables

Trade and other receivables are as follows:

In € thousands	September 30, 2016	December 31, 2015
Gross value	30,173	24,397
Allowance for doubtful accounts	(807)	(772)
Total	29,366	23,625

Aging of trade and other receivables

In € thousands	September 30, 2016	December 31, 2015
Not overdue	18,180	15,631
Past due up to 30 days	3,342	3,041
Past due for 30-60 days	2,149	1,219
Past due for 60-90 days	1,488	1,108
Past due for 90-180 days	2,274	1,575
Past due for more than 180 days	2,740	1,823
Allowance for doubtful accounts	(807)	(772)
Total	29,366	23,625

AAA is not significantly exposed to credit risk. A large portion of the customers are public hospitals which represent a relatively low risk.

Advanced Accelerator Applications S.A.

5.6.	Other current assets

Other current assets are as follows:

In € thousands	September 30, 2016	December 31, 2015
R&D tax credit receivable	3,328	3,328
Tax receivables (incl. VAT) and other receivables	4,529	4,994
Derivative assets (1)	-	897
Prepaid expenses	2,654	1,396
Other current assets	10,511	10,615

(1)	Derivative assets primarily correspond to the fair value of the foreign exchange contracts concluded by the Group to hedge its exposure to foreign exchange risks arising from the cash received in US Dollars from the Initial Public Offering (IPO). These derivative assets are measured at fair value subsequent to their initial recognition and any change in the fair value is recorded through the income statement.

5.7.	Equity

The Group’s financing policy is primarily to ensure the going concern. It intends to achieve this with a mix of equity (comprised of issued capital, reserves and retained earnings) and debt that is appropriate given the overall business risk. The Group is not subject to any externally imposed capital requirements.

At September 30, 2016, the share capital consists of 78,556,211 fully paid-up ordinary shares, with a nominal value of €0.10 per share. There were no changes compared to December 31, 2015.

Increase of share capital

The increases in share capital, which occurred from January 1, 2015 through September 30, 2016, are described below:

Date	Nature of operation	Note	Number of shares	Price per share / warrant	Raised capital (in K€)	Nominal value	Share capital (in K€)
Dec 31, 2014	Outstanding shares		63,229,041			0.10	6,323
May 28, 2015	Issuance of common shares	(1)	1,459,660	6.10	8,904	0.10	146
June 17, 2015	Issuance of common shares	(2)	2,330,110	6.10	14,214	0.10	233
Aug 19, 2015	Issuance of common shares (free shares allocated to employees)		352,500	0.00	0	0.10	35
Sept 6, 2015	Issuance of common shares (free shares allocated to employees)		235,000	0.00	0	0.10	24
Sept 28, 2015	Issuance of common shares (free shares allocated to employees)		167,500	0.00	0	0.10	17
Sept 28, 2015	Issuance of 225,000 warrants at a €0.8 price			0.80	180
Nov 11, 2015	Issuance of common shares	(3)	10,782,400	7.45	80,444	0.10	1,078
	Share issuance costs				(6,648)
Total			78,556,211		97,094	0.10	7,856

(1)	On May 28, 2015, 1,459,660 shares have been issued at a price of €6.10 per share following the extraordinary general meeting held on December 16, 2014.

(2)	On June 17, 2015, 2,330,110 shares have been issued at a price of €6.10 per share following the extraordinary general meeting held on December 16, 2014.

(3)	Initial Public Offering (IPO).

Advanced Accelerator Applications S.A.

AAA completed an IPO of 4,688,000 American Depositary Shares (“ADS”) representing 9,376,000 ordinary shares at a price of US$16.00 (€14.9) per ADS (each ADS represents 2 ordinary shares). The ADS have been listed on the Nasdaq Global Select Market on and started trading on November 11, 2015 under the ticker “AAAP”. The overallotment option (Greenshoe) of 15% was also used immediately by the Underwriters and an additional 1,406,400 shares or 703,200 ADS were issued at the same price of US$16.00 (€14.9) per ADS.

Basic and diluted loss per share

	Three months			Nine months
	Net loss (In € thousands)	Average number of shares outstanding	Loss per share (€)	Net loss (In € thousands)	Average number of shares outstanding	Loss per share (€)

September 30, 2016	(6,243)			(10,651)
Basic loss per share		78,556,211	(0.08)		78,556,211	(0.14)
Diluted loss per share		78,556,211	(0.08)		78,556,211	(0.14)

September 30, 2015	(1,818)			(10,281)
Basic loss per share		67,097,694	(0.03)		64,886,344	(0.16)
Diluted loss per share		67,097,694	(0.03)		64,886,344	(0.16)

There are no free shares vested but not yet issued included in the average number of shares outstanding.

5.8.	Retirement benefit schemes

The defined benefit obligation at September 30, 2016 is estimated, using the latest actuarial valuation at December 31, 2015 except for the discount rate which has been updated at September 30, 2016. There have not been any other significant fluctuations or one-time events since that time that would require adjustments to the actuarial assumptions made at December 31, 2015.

5.9.	Deferred taxes

The increase in deferred tax liabilities is mainly due to deferred tax liabilities recognized on intangible assets in relation with the acquisition of IDB Group (refer to note 5.1.1).

5.10.	Current and non-current provisions

The provisions are analyzed as follows:

In € thousands	September 30, 2016	December 31, 2015
Decommissioning obligations	7,745	7,170
Retirement indemnities and other employee benefits	2,580	2,370
Other	394	428
Total non-current provisions	10,719	9,968

Other	1,018	-
Total current provisions	1,018	-

The increase in current provisions is primarily explained by a new provision of €0.7 million relating to a payment request made by a public agency. AAA is disputing the legal base for this request. The provisioned amount represents AAA’s best estimate of the probable outcome of this matter.

Advanced Accelerator Applications S.A.

5.11.	Financial liabilities

Financial liabilities by category

In € thousands	September 30, 2016	December 31, 2015
Finance lease obligations	4,642	6,062
Loans	12,670	15,703
Total (1)	17,312	21,765

(1)	The financial liabilities of €17.3 million at September 30, 2016 (€21.8 million at December 31, 2015) are guaranteed for €6.7 million (€8.9 million at December 31, 2015) by equipment, land and buildings; loans of €2.7 million (€3.5 million at December 31, 2015) are backed by an OSEO-issued guarantee. OSEO is today part of the French Banque Publique d’Investissement (BPI).

Financial liabilities by date of maturity

	September 30, 2016
In € thousands	< 1 year	1-5 years	> 5 years	Total
Finance lease obligations	1,060	3,126	456	4,642
Loans	2,849	6,018	3,803	12,670
Total	3,909	9,144	4,259	17,312

	December 31, 2015
In € thousands	< 1 year	1-5 years	> 5 years	Total
Finance lease obligations	1,705	3,475	882	6,062
Loans	3,855	7,527	4,321	15,703
Total	5,560	11,002	5,203	21,765

Financial liabilities by type of interest rate

	September 30, 2016		December 31, 2015
In € thousands	Average interest rate	€	Average interest rate	€
Fixed rates	2.33%	12,386	2.67%	15,618
Floating rates	1.98%	4,926	1.94%	6,147
Total		17,312		21,765

Advanced Accelerator Applications S.A.

5.12.	Other current and non-current liabilities

In € thousands	September 30, 2016	December 31, 2015
Due to former owners of acquired companies (1)	37,976	38,155
Government subsidies	456	1,209
Derivatives liabilities	47	-
Other non-current liabilities	38,479	39,364

Due to former owners of acquired companies (1)	7,771	4,223
Tax, personnel and social charges	8,086	8,938
Derivatives liabilities	10	-
Other (2)	2,616	2,577
Other current liabilities	18,483	15,738

(1)	The Group is obligated to pay contingent considerations to the former owners of acquired companies, as defined under each acquisition agreement.

(2)	The other current liabilities include mainly deferred income.

Debt due to former owners of acquired companies

To the former BioSynthema Inc. owners (now Advanced Accelerator Applications USA, Inc.):

The principal contingent consideration concerns Advanced Accelerator Applications USA, Inc. The initial contingent consideration comprised four equal cash payments and four payments to be made in shares of the Company (number of shares is subject to market value at respective dates) upon reaching certain milestones as defined in the contract. These milestones are based on different stages of the development of Lutathera.

As of September 30, 2016 the first two milestones have been met and paid.

The contingent consideration also includes a variable tranche based on a percentage of future Lutathera worldwide sales. At September 30, 2016 the main assumptions used in calculating the amount of this fixed and variable contingent consideration are the following:

•	Future sales of Lutathera: determined using the most recent Group business plans; and

•	Probability of occurrence: 80% at September 30, 2016 (80 % at December 31, 2015) for sales and milestones which have not yet been reached. This percentage was estimated by the Company based on the current stage of the product development; and

•	Discount rate of 10%: this reflects both the time value of money and the estimated risk of not realizing the future cash flows.

On this basis, the contingent consideration amounted to €35.3 million and €33.8 million, at September 30, 2016 and December 31, 2015, respectively. The resulting finance loss of €1.5 million over the nine months period is mainly due to the exchange rate variation of the US$ to the € and the unwinding of the discounting.

If the probability of occurrence was to be increased to 100%, the contingent consideration would have amounted to €44.1 million at September 30, 2016. An increase or decrease of one percentage point in the discount rate would respectively lead to a decrease of €1.7 million or to an increase of €1.9 million in the contingent consideration liability. An increase or decrease of five percent in exchange rate used in the calculation would respectively lead to a decrease of €1.2 million or to an increase of €1.2 million in the contingent consideration liability. Other items could have an impact on the contingent consideration such as the timing of market authorization in the various jurisdictions or the future selling prices.

Advanced Accelerator Applications S.A.

To the former Atreus Pharmaceuticals Corporation owners (now Advanced Accelerator Applications Canada, Inc.):

On December 18, 2014, the Group acquired the remaining 49.9% non-controlling interest in Atreus Pharmaceuticals Corporation. As a result of this acquisition, AAA holds 100% of Atreus Pharmaceuticals Corporation. The consideration to be paid for this acquisition is composed of fixed anniversary and milestone payments prior to having obtained marketing authorization for Annexin and of a contingent consideration based on low single-digit percentage royalties on sales of Annexin for duration of 10 years following Marketing Authorization.

At September 30, 2016, the main assumptions used in calculating the amount of this fixed and variable contingent consideration are the following:

•	Regulatory approval obtained in 2019

•	Future sales of Annexin based on the most recent business plan;

•	Probability of occurrence: 100% for 2016 payments of anniversary and milestone payments, 60% for 2017 and 2018 payments of anniversary and milestone payments and then 30% for further payments of anniversary and milestone payments and of 30% for royalty payments; These percentages were estimated by the Company based on the current stage of product development; and

•	Discount rate of 10% to reflect the time value of money and the estimated risk of not realizing future cash flows.

On this basis, the contingent consideration amounted to €6.9 million and €6.3 million at September 30, 2016 and December 31, 2015 respectively. The resulting finance loss of €0.6 million over the nine months period is mainly due to the exchange rate variation of the CA$ to the € and the unwinding of the discounting.

If the probability of occurrence was to be increased to 100%, the contingent consideration would have amounted to €21.7 million at September 30, 2016.

An increase or decrease of one percentage point in the discount rate would respectively lead to a decrease of €0.6 million or to an increase of €0.6 million in the contingent consideration liability.

An increase or decrease of five percent in the CA$ against the € would lead to a decrease or an increase of €0.3 million in the contingent consideration liability, respectively. Other items could have an impact on the contingent consideration such as the timing of market authorization in the various jurisdictions or the future selling prices.

To owners of other acquired companies:

The remaining debt to former owners of acquired companies of €3.6 million as at September 30, 2016 (€2.3 million as at December 31, 2015) comprises €1.7 million for the acquisition on January 6, 2016 of the IDB Group, €1.0 million (€1.0 million as at December 31, 2015) for the acquisition of Cadisa and Barnatron in 2012 and €0.9 million (€1.3 million as at December 31, 2015) for the acquisition of the Steripet business of GE Healthcare S.r.L in Italy in 2014.

Payments made during the nine months period at September 30, 2016 is €0.2 million for the Steripet business of GE Healthcare S.r.L in Italy, and €2.7 million for the acquisition of the IDB Group.

The variation of the remaining debt is due to the acquisition of the IDB Group on January 6, 2016, the payment to GE Healthcare S.r.L mentioned above and the unwinding of discounting.

Advanced Accelerator Applications S.A.

5.13.	Financial assets and liabilities

The fair values and the carrying amounts of financial assets and liabilities are summarized as follows:

September 30, 2016
In € thousands	Carrying amount						Fair value
	Level	Designated at fair value	Loans and receivables	Available-for-sale	Other financial liabilities	Total
Measured at fair value
Available-for-sale financial assets	(2)	-	-	53	-	53	53
Derivatives assets	(2)	-	-	-	-	-	-
Total measured at fair value		-	-	53	-	53	53
Not measured at fair value
Trade receivables and other receivables	(2)	-	29,366	-	-	29,366	29,366
Guarantee deposits	(2)	-	1,306	-	-	1,306	1,306
Cash and cash equivalents	(2)	-	72,877	-	-	72,877	72,877
Total not measured at fair value		-	103,549	-	-	103,549	103,549
Total financial assets		-	103,549	53	-	103,602	103,602
Measured at fair value
Debt due to former owners of acquired companies	(3)	45,747	-	-	-	45,747	45,747
Derivatives Liabilities	(3)	57	-	-	-	57	57
Total measured at fair value		45,804	-	-	-	45,804	45,804
Not measured at fair value
Financial liabilities	(2)	-	-	-	17,312	17,312	17,324
Trade payables	(2)	-	-	-	15,421	15,421	15,421
Total not measured at fair value		-	-	-	32,733	32,733	32,745
Total financial liabilities		45,804	-	-	32,733	78,537	78,549

(1)	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

(2)	Level 2 inputs are inputs, other than quoted prices included within level 1, that are observable for the asset or liability, either directly or indirectly.

(3)	Level 3 inputs are unobservable inputs for the asset or liability.

Advanced Accelerator Applications S.A.

December 31, 2015
In € thousands	Carrying amount						Fair value
	Level	Designated at fair value	Loans and receivables	Available-for-sale	Other financial liabilities	Total
Measured at fair value
Available-for-sale financial assets	(2)	-	-	53	-	53	53
Derivatives assets	(2)	897	-	-	-	897	897
Total measured at fair value		897	-	53	-	950	950
Not measured at fair value
Trade receivables and other receivables	(2)	-	23,625	-	-	23,625	23,625
Guarantee deposits	(2)	-	1,459	-	-	1,459	1,459
Cash and cash equivalents	(2)	-	118,886	-	-	118,886	118,886
Total not measured at fair value		-	143,970	-	-	143,970	143,970
Total financial assets		897	143,970	53	-	144,920	144,920
Measured at fair value
Debt due to former owners of acquired companies	(3)	42,378	-	-	-	42,378	42,378
Total measured at fair value		42,378	-	-	-	42,378	42,378
Not measured at fair value
Financial liabilities	(2)	-	-	-	21,765	1,765	22,321
Trade payables	(2)	-	-	-	14,710	14,710	14,710
Total not measured at fair value		-	-	-	36,475	36,475	37,031
Total financial liabilities		42,378	-	-	36,475	78,853	79,409

(1)	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

(2)	Level 2 inputs are inputs, other than quoted prices included within level 1, that are observable for the asset or liability, either directly or indirectly.

(3)	Level 3 inputs are unobservable inputs for the asset or liability.

Advanced Accelerator Applications S.A.

5.14.	Derivative instruments

The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities.

Foreign exchange contracts

September 30, 2016 (In € thousands)	Notional amount in Euros	Book value in Euros	Market value in Euros
Over-the-Counter currency options :
British Pound Sterling (GBP)	-	-	-
Total Over-the-Counter currency options	-	-	-
Forward currency :
US Dollar (USD)	134	(1)	(1)
British Pound Sterling (GBP)	450	(9)	(9)
Total Forward currency	584	(10)	(10)
Total derivative financial instruments	584	(10)	(10)

December 31, 2015 (In € thousands)	Notional amount in Euros	Book value in Euros	Market value in Euros
Over-the-Counter currency options :
British Pound Sterling (GBP)	640	9	9
US Dollar (USD)	41,967	888	888
Total Over-the-Counter currency options	42,607	897	897
Total derivative financial instruments	42,607	897	897

Interest rate swap

September 30, 2016 (in € thousands)	Notional amount in Euros	Book value in Euros	Market value in Euros
Euro loan (EUR)	1,384	(47)	(47)
Total Interest rate swap	1,384	(47)	(47)
Total derivative	1,384	(47)	(47)

Advanced Accelerator Applications S.A.

6.	Consolidation scope

Entity	Registered office in	% Interest 2016	% Interest 2015
Advanced Accelerator Applications SA	France	Parent Company	Parent Company
Advanced Accelerator Applications Unipessoal Lda	Portugal	100%	100%
Advanced Accelerator Applications Polska sp zoo	Poland	100%	100%
Advanced Accelerator Applications (Italy) Srl	Italy	100%	100%
G.I. Pharma Srl	Italy	100%	100%
Advanced Accelerator Applications International SA	Switzerland	100%	100%
Advanced Accelerator Applications (Switzerland) SA	Switzerland	100%	100%
Advanced Accelerator Applications GmbH (Ex - Umbra Medical AG)	Germany	100%	100%
Advanced Accelerator Applications Ibérica S.L.	Spain	100%	100%
Advanced Accelerator Applications USA, Inc (Ex - BioSynthema Inc.)	USA	100%	100%
Marshall Isotopes Ltd	Israel	100%	100%
Marshel (R.R) Investments Ltd	Israel	100%	100%
Catalana De Dispensacion	Spain	100%	100%
Barnatron SA	Spain	100%	100%
Advanced Accelerator Applications Canada Inc.	Canada	100%	100%
IDB Radiopharmacy BV	Netherlands	100%	N/A
IDB Holding BV	Netherlands	100%	N/A
IDB Holland	Netherlands	100%	N/A
Beheermaatschappij Weelde BV	Netherlands	100%	N/A
Meerdonk Holding BV	Netherlands	100%	N/A
Renswoude Holding BV	Netherlands	100%	N/A
IDB België BVBA	Belgium	100%	N/A
Eifel Property GmbH	Germany	100%	100%
Imaging Equipment Ltd	UK	100%	100%

7.	Related party disclosures

In conformity with IAS 24, the total remuneration of Group senior executives is disclosed in note 4.2.

The Board of Directors decided in April 2016 to increase the Group senior executive salaries as of February 2016 by 1.5%, the same as the average salary increase used throughout the Company. Furthermore, the Shareholders decided in their meeting in May 2016 to increase the non-executive Directors’ remuneration for the year 2016 by 32%.